UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

HighPeak Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

43114Q 105
(CUSIP Number)

Jack Hightower
HighPeak Energy, Inc.
421 W. 3rd Street, Suite 1000
Fort Worth, Texas 76102
Telephone: (817) 850-9200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 1 of 6

1	NAME OF REPORTING PERSON Jack Hightower
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A): ☐ (B): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; PF; BK (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,388,048
	8	SHARED VOTING POWER 81,243,726
	9	SOLE DISPOSITIVE POWER 13,388,048
	10	SHARED DISPOSITIVE POWER 81,243,726
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,631,774(1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%(4)
14	TYPE OF REPORTING PERSON IN

1.

Mr. Hightower may be deemed to have beneficial ownership of 94,631,774 shares. A portion of such shares are held (in the amounts set forth below) by HighPeak Energy Partners, LP, HighPeak Energy Partners II, LP and HighPeak Pure Acquisition, LLC.

2.

Includes (i) 7,847,495 shares issuable upon the exercise of stock options that have been vested as of the date hereof and (ii) 681,298 shares issuable upon the exercise of warrants exercisable within sixty (60) days of the date hereof.

3.	Includes (i) 2,336 shares and (ii) 2,336 shares issuable upon the exercise of warrants exercisable within sixty (60) days of the date hereof, beneficially owned by Mr. Hightower’s family member.

4.

Based on 135,580,929 shares, including 127,047,464 shares outstanding as of August 30, 2024; 8,528,793 shares issuable upon the exercise of warrants and exercisable stock options held by Mr. Hightower and 2,336 shares issuable upon the exercise of warrants exercisable within sixty (60) days of the date hereof beneficially owned by Mr. Hightower’s family member.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON HighPeak Energy Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A): ☐ (B): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,642,461
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,642,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,642,461
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%(1)
14	TYPE OF REPORTING PERSON PN

1.	Based on 127,047,464 shares outstanding as of August 23, 2024.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON HighPeak Energy Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A): ☐ (B): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
☐6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,740,593
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,740,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,740,593
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%(1)
14	TYPE OF REPORTING PERSON PN

1.	Based on 127,047,464 shares outstanding as of August 23, 2024.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 4 of 6

1	NAME OF REPORTING PERSON HighPeak Pure Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A): ☐ (B): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
☐6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,856,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,856,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,856,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(1)
14	TYPE OF REPORTING PERSON OO

1.	Based on 127,047,464 shares outstanding as of August 23, 2024.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 5 of 6

This Amendment No. 3 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Filing Parties on August 31, 2020, as amended and supplemented from time to time (the “Schedule 13D”), with respect to the Common Stock of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings set forth on the Schedule 13D. Except as amended and supplemented by this Amendment, the Schedule 13D remains unchanged.

Item 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment amends and supplements Item 3 of the Schedule 13D to disclose the following:

On December 21, 2022, Mr. Hightower purchased 14,601 shares of Common Stock on the open market in multiple transactions at prices ranging from $21.94 to $22.00, inclusive. The weighted average price per share was $21.98, and the aggregate cash consideration was approximately $321,000 with a combination of personal and borrowed funds.

On December 22, 2022, Mr. Hightower purchased 35,399 shares of Common Stock on the open market in multiple transactions at prices ranging from $21.67 to $22.00, inclusive. The weighted average price per share was $21.88, and the aggregate cash consideration was approximately $775,000 with a combination of personal and borrowed funds.

On January 4, 2023, Mr. Hightower purchased 131,539 shares of Common Stock on the open market in multiple transactions at a price of $22 per share. The aggregate cash consideration was approximately $2,894,000 with a combination of personal and borrowed funds.

On July 21, 2023, the Company closed an underwritten offering of 14,835,000 shares of Common Stock (the “July 2023 Offering”). In connection with the July 2023 Offering, Mr. Hightower purchased 952,380 shares of Common Stock at the purchase price of $10.50 per share with a combination of personal and borrowed funds. The Company intends to use the net proceeds from the July 2023 Offering for working capital, including a portion of the currently due accounts discussed in the final prospectus supplement filed with the U.S. Securities and Exchange Commission on July 21, 2023, and to otherwise enhance near-term liquidity.

On September 19, 2023, Mr. Hightower purchased 224,001 shares of Common Stock on the open market in multiple transactions at prices ranging from $16.36 to $16.75, inclusive. The weighted average price per share was $16.59, and the aggregate cash consideration was approximately $3.7 million with a combination of personal and borrowed funds.

On September 20, 2023, Mr. Hightower purchased 275,999 shares of Common Stock on the open market in multiple transactions at prices ranging from $16.32 to $16.60, inclusive. The weighted average price per share was $16.55, and the aggregate cash consideration was approximately $4.6 million with a combination of personal and borrowed funds.

On December 21, 2023, Mr. Hightower purchased 50,442 shares of Common Stock on the open market in multiple transactions at prices ranging from $14.14 to $14.20, inclusive. The weighted average price per share was $14.19, and the aggregate cash consideration was approximately $715,700 in personal funds.

On December 22, 2023, Mr. Hightower purchased 100,000 shares of Common Stock on the open market in multiple transactions at prices ranging from $14.39 to $14.50, inclusive. The weighted average price per share was $14.47, and the aggregate cash consideration was approximately $1.4 million in personal funds.

On December 27, 2023, Mr. Hightower purchased 9,315 shares of Common Stock on the open market in multiple transactions at prices ranging from $14.96 to $15.00, inclusive. The weighted average price per share was $15.00, and the aggregate cash consideration was approximately $137,000 in personal funds.

On December 28, 2023, Mr. Hightower purchased 104,715 shares of Common Stock on the open market in multiple transactions at prices ranging from $14.58 to $15.00, inclusive. The weighted average price per share was $14.78, and the aggregate cash consideration was approximately $1.5 million in personal funds.

On December 29, 2023, Mr. Hightower purchased 50,000 shares of Common Stock on the open market in multiple transactions at prices ranging from $14.62 to $14.75, inclusive. The weighted average price per share was $14.69, and the aggregate cash consideration was approximately $734,000 in personal funds.

On August 27, 2024, Mr. Hightower purchased 50,000 shares of Common Stock on the open market in multiple transactions at prices ranging from $15.34 to $15.50, inclusive. The weighted average price per share was $15.50, and the aggregate cash consideration was approximately $775,000 with a combination of personal and borrowed funds.

On August 28, 2024, Mr. Hightower purchased 64,744 shares of Common Stock on the open market in multiple transactions at prices ranging from $15.23 to $15.50, inclusive. The weighted average price per share was $15.41, and the aggregate cash consideration was approximately $1.0 million with a combination of personal and borrowed funds.

On August 29, 2024, Mr. Hightower purchased 17,743 shares of Common Stock on the open market in multiple transactions at prices ranging from $15.39 to $15.78, inclusive. The weighted average price per share was $15.50, and the aggregate cash consideration was approximately $275,000 with a combination of personal and borrowed funds.

On August 30, 2024, Mr. Hightower purchased 17,827 shares of Common Stock on the open market in multiple transactions at prices ranging from $15.90 to $15.98, inclusive. The weighted average price per share was $15.95, and the aggregate cash consideration was approximately $284,000 with a combination of personal and borrowed funds.

On September 3, 2024, Mr. Hightower purchased 36,078 shares of Common Stock on the open market in multiple transactions at prices ranging from $15.19 to $15.30, inclusive. The weighted average price per share was $15.25, and the aggregate cash consideration was approximately $550,000 with a combination of personal and borrowed funds.

With respect to Mr. Hightower’s beneficial ownership of the securities of the Company set forth in rows 7 through 13 on the cover page of this Schedule 13D, 3,159,283 shares of Common Stock held by Mr. Hightower directly are pledged to secure bank loans and a portion of Mr. Hightower’s interests in HighPeak Energy Partners, LP and HighPeak Energy Partners GP, LP which are entitled to 6,312,015 shares of Common Stock are pledged to secure bank loans and which would be required to be distributed via a pro rata distribution upon any foreclosure of those interests. It is possible that if Mr. Hightower makes additional purchases in the open market directly, he may also pledge those shares to secure bank loans.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2024

By:	/s/ Jack Hightower
Name:	Jack Hightower

HIGHPEAK ENERGY PARTNERS, LP

By:	HighPeak Energy Partners GP, LP its general partner
By:	HighPeak GP, LLC its general partner

By:	/s/ Jack Hightower
Name:	Jack Hightower
Title:	Chief Executive Officer

HIGHPEAK ENERGY PARTNERS II, LP

By:	HighPeak Energy Partners GP II, LP its general partner
By:	HighPeak GP II, LLC its general partner

By:	/s/ Jack Hightower
Name:	Jack Hightower
Title:	Chief Executive Officer

HIGHPEAK PURE ACQUISITION, LLC

By:	/s/ Jack Hightower
Name:	Jack Hightower
Title:	Chief Executive Officer